Exhibit 99.1

New Frontier Health Corporation Announces Receipt of Preliminary Non-Binding “Going Private” Proposal

BEIJING, China, February 10, 2021 /PRNewswire/ — New Frontier Health Corporation (“NFH” or the “Company”) (NYSE: NFH), operator of the premium healthcare services provider United Family Healthcare (“UFH”), today announced that its board of directors (the “Board”) has received a preliminary non-binding proposal letter, dated February 9, 2021, from New Frontier Public Holding Ltd. (“NFPH”), Carnival Investments Limited, a company affiliated with Leung Kam Chung (the “Chairman”), Roberta Lipson and her affiliates (collectively, the “CEO”), Max Rising International Limited, a company affiliated with Carl Wu (the “President”), Ying Zeng (the “COO”), Vivo Capital Fund IX (Cayman), L.P.(“Vivo”), NF SPAC Holding Limited and Sun Hing Associates Limited (together with NF SPAC Holding Limited, “Nan Fung”), Brave Peak Limited (“Shimao”), Aspex Master Fund (“Aspex”), Smart Scene Investment Limited (“Hysan”), and LY Holding Co., Limited (“LY” and, together with NFPH, the Chairman, the CEO, the President, the COO, Vivo, Nan Fung, Shimao, Aspex and Hysan, the “Buyer Group”) to acquire all outstanding ordinary shares (the “Shares”) of the Company not already beneficially owned by members of the Buyer Group or their affiliates in a going-private transaction for US$12.00 per share in cash (the “Proposed Transaction”). The Proposed Transaction, if completed, would result in the Company becoming a privately held company and its ordinary shares would be delisted from the New York Stock Exchange. A copy of the proposal letter is attached hereto as Exhibit A.

According to the proposal letter, the Buyer Group plans to finance the Proposed Transaction with equity capital from existing members of the Buyer Group and potential additional equity investors and debt capital.

The Company expects that a special committee of the Board, comprised solely of independent, disinterested directors, will be formed to consider the proposal letter and evaluate the Proposed Transaction. The Company cautions the holders of the Company’s securities and others considering trading the Company’s securities that the Board has just received the proposal letter and has not had an opportunity to carefully review and evaluate the proposal or make any decision with respect to the Company’s response to the proposal. There can be no assurance that any definitive offer will be made by the Buyer Group, that any agreement will be executed relating to the Proposed Transaction or any other transaction or that this or any other transaction will be approved or consummated. The Company does not undertake any obligation to provide any updates with respect to this or any other transaction, except as required under applicable law.

About New Frontier Health Corporation

New Frontier Health Corporation (NYSE: NFH) is the operator of United Family Healthcare (UFH), a leading private healthcare provider offering comprehensive premium healthcare services in China through a network of private hospitals and affiliated ambulatory clinics. UFH currently has nine hospitals in operation or under construction in all four tier 1 cities and selected tier 2 cities. Additional information may be found at www.nfh.com.cn.

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Forward-Looking Statements

This press release contain “forward looking statements” within the meaning of the “safe harbor” provisions of the United States Private Securities Litigation Reform Act of 1995. When used in this press release, the words “estimates,” “projected,” “expects,” “anticipates,” “forecasts,” “plans,” “intends,” “believes,” “seeks,” “may,” “will,” “should,” “future,” “propose” and variations of these words or similar expressions (or the negative versions of such words or expressions) are intended to identify forward-looking statements. These forward-looking statements include, without limitation, NFH’s ability to address the effects of the COVID-19 pandemic; NFH’s ability to manage patient inflows; and NFH’s ability to prevent the spread of COVID-19 within its facilities; NFH’s ability to grow its business manage its growth; the benefits and synergies of the business combination it completed in December 2019, including anticipated cost savings, results of operations, financial condition, liquidity, prospects, growth, strategies and the markets in which the Company operates. Such forward-looking statements are based on available current market material and the Company’s expectations, beliefs and forecasts concerning future events impacting NFH. These forward-looking statements are not guarantees of future results and involve a number of known and unknown risks, uncertainties, assumptions and other important factors, many of which are outside NFH’s control that could cause actual results or outcomes to differ materially from those discussed in the forward-looking statements. For a discussion of such risks, please refer to NFH’s Annual Report on Form 20-F, filed with the SEC on March 31, 2020 and NFH’s subsequent filings with the SEC. NFH undertakes no obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise, except as required by law.

Contacts

Investors
Harry Chang
Tel: +852-9822-1806
Email: harry@new-frontier.com

ICR, LLC
William Zima
Tel: +1-203-682-8200
Email: bill.zima@icrinc.com

Media
Wenjing Liu
Tel: +86-10-5927-7342
Email: liu.wenjing@ufh.com.cn

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Exhibit A – Proposal Letter

February 9, 2021

The Board of Directors (the “Board”)

New Frontier Health Corporation

10 Jiuxianqiao Road,

Hengtong Business Park

B7 Building, 1/F

Chaoyang District, 100015,

Beijing, China

Dear Directors:

New Frontier Public Holding Ltd., an exempted company incorporated with limited liability under the laws of the Cayman Islands (the “Sponsor”), Carnival Investments Limited, a company affiliated with Leung Kam Chung and incorporated with limited liability under the laws of the British Virgin Islands (the “Chairman”), Roberta Lipson, a national of the United States, Benjamin Lipson Plafker Trust, Daniel Lipson Plafker Trust, Johnathan Lipson Plafker Trust and Ariel Benjamin Lee Trust (collectively, the “CEO”), Max Rising International Limited, a company affiliated with Carl Wu and incorporated with limited liability under the laws of the British Virgin Islands (the “President”), Mr. Zeng Ying, a national of the People’s Republic of China (“the COO”), Vivo Capital Fund IX (Cayman), L.P., an exempted limited partnership organized under the laws of the Cayman Islands (“Vivo”), NF SPAC Holding Limited, a company incorporated with limited liability under the laws of the British Virgin Islands (“Nan Fung A”), Sun Hing Associates Limited, a company incorporated with limited liability under the laws of the British Virgin Islands (“Nan Fung B,” collectively with Nan Fung A, “Nan Fung”), Brave Peak Limited, a company incorporated with limited liability under the laws of the British Virgin Islands (“Shimao”), Aspex Master Fund, a company incorporated with limited liability under the laws of the Cayman Islands (“Aspex”), Smart Scene Investment Limited, a company incorporated with limited liability under the laws of Hong Kong (“Hysan”), and LY Holding Co., Limited, a company incorporated with limited liability under the laws of British Virgin Islands (“LY”, together with the Sponsor, the Chairman, the CEO, the President, the COO, Vivo, Nan Fung, Shimao, Aspex and Hysan, the “Consortium” or “we”) are pleased to submit this preliminary non-binding proposal to acquire all outstanding ordinary shares (the “Shares”) of New Frontier Health Corporation (the “Company”) not already beneficially owned by members of the Consortium or their affiliates in a going private transaction (the “Transaction”).

Our proposed purchase price for each Share is US$12.00 in cash, reflecting a valuation of the Company’s fully loaded enterprise value being approximately 86 times its 2019 adjusted EBITDA and 121 times its LTM EBITDA (before IFRS 16 adoption) as of Q3 2020. We believe that our proposal provides an attractive opportunity for the Company’s shareholders. Our proposed purchase price represents a premium of approximately 27.9% to the closing trading price of the Shares on February 8, 2021, the last trading day prior to the date hereof and a premium of 36.8% to the volume-weighted average closing price during the last 30 trading days.

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As of the date hereof, members of the Consortium hold an aggregate of 52,259,799 issued and outstanding Shares, representing approximately 39.8% of the total issued and outstanding Shares. In addition, the Sponsor holds voting proxies granted by shareholders of the Company (not including any shareholder who is already a member of the Consortium) in respect of 17,316,625 issued and outstanding Shares, representing approximately 13.2% of the total issued and outstanding Shares.

The principal terms and conditions upon which the Consortium is prepared to pursue the Transaction are set forth below.

1. Consortium. The members of the Consortium have entered into a consortium agreement and will, during the period beginning on the date hereof and ending on the earlier of (i) the date that is twenty-four (24) months after the date hereof and (ii) the termination of the Consortium Agreement among the members of the Consortium, work exclusively with each other to implement the Transaction. Please be advised that members of the Consortium are interested only in pursuing this Transaction and are not interested in conducting or supporting any alternative transaction involving the Company.

2. Purchase Price. We propose to acquire all of the outstanding Shares, other than those beneficially owned by the members of the Consortium and to be rolled over for the purposes of funding the Transaction, at a purchase price equal to US$12.00 per Share, in cash, based on the Company’s share capital set forth in the Company’s public filings.

3. Financing. We intend to finance the Transaction with equity capital sourced from existing members of the Consortium (including by way of rollover shares and/or cash contribution) and potentially additional equity investors, as well as debt financing to be arranged by the Consortium.

4. Due Diligence. We are prepared to move expeditiously to complete the proposed Transaction as soon as practicable. We have engaged Simpson Thacher & Bartlett LLP as our legal counsel and believe that, with the full cooperation of the Company, we can complete customary commercial, legal, financial and accounting due diligence for the Transaction, in a timely manner and in parallel with discussions on the definitive agreements.

5. Definitive Documentation. Assuming our satisfaction with the results of our due diligence investigation, we are prepared to promptly negotiate and finalize the definitive agreements (the “Definitive Agreements”) providing for the Transaction. This proposal is subject to the execution of the Definitive Agreements. We expect that such Definitive Agreements with respect to the Transaction will contain representations, warranties, covenants and conditions which are typical, customary and appropriate for transactions of this type.

6. Process. We believe the Transaction will provide superior value to the Company’s shareholders. We recognize that the Board will evaluate the Transaction independently before it can make its determination to endorse it. Given the involvement of the Sponsor, the Chairman, the CEO, the President, the COO, Vivo, Nan Fung, Shimao, Aspex, Hysan and LY, we expect that the independent, disinterested members of the Board will proceed to consider the proposed Transaction.

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7. Confidentiality. Certain members of the Consortium will, as required by law, promptly file an amendment to its Schedule 13D to disclose this proposal. However, we are sure you will agree with us that it is in all of our interests to ensure that we proceed in a confidential manner, unless otherwise required by law, until we have executed Definitive Agreements or terminated our discussions.

8. No Binding Commitment. This proposal is not a binding offer, agreement or an agreement to make a binding offer. This letter is a preliminary indication of interest by the Consortium and does not contain all matters upon which agreement must be reached in order to consummate the proposed Transaction, nor does it create any binding rights or obligations in favor of any person. A binding commitment will result only from the execution of Definitive Agreements, and then will be on the terms and conditions provided in such documentation.

In closing, the Consortium would like to express its commitment to working together to bring this proposed Transaction to a successful and timely conclusion. Should you have any questions regarding this proposal, please do not hesitate to contact us. We look forward to hearing from you.

[Signature Pages Follow]

Sincerely,

NEW FRONTIER PUBLIC HOLDING LTD.

For an on behalf of the Consortium

By:

Name:

Title: